Exhibit 99.1

510 Burrard St, 3rd Floor
November 25, 2020	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MOGO INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 27, 2020 (AMENDED)
Record Date for Voting (if applicable) :	November 27, 2020 (AMENDED)
Beneficial Ownership Determination Date :	November 27, 2020 (AMENDED)
Meeting Date :	January 15, 2021
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	60800C109	CA60800C1095

Sincerely,

Computershare
Agent for MOGO INC.